UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170049

DIVISION OF
CORPORATION FINANCE

January 18, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 12, 2016

Dear Mr. Mueller:

This is in response to your letter dated December 12, 2016 concerning the shareholder proposal submitted to GE by Holy Land Principles, Inc. We also have received a letter on the proponent's behalf dated January 12, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

January 18, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 12, 2016

The proposal requests that the company prepare a report consisting of "[a] chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in GE's proxy materials for meetings held in 2016 and 2015 and that the 2016 proposal received 3.62 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 12, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted to General Electric Company

Dear Sir/Madam:

I have been asked by Holy Land Principles, Inc. (hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and which has submitted a shareholder proposal to GE, to respond to the letter dated December 12, 2016, in which GE contends that the Proponent's shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(12).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in GE's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to prepare and disclose a "chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years".

RULE 14a-8(i)(12)

We are quite in agreement with the general principles applicable to Rule 14a-8(i)(12) as set forth in the first paragraph of Subpart A of the section of the Company's letter entitled "Analysis". We would, however, note that whether a proposal deals with substantially the same subject matter is wholly dependent on the facts of each situation and therefore a letter dealing with two proposals concerning raising pigs in crates has little probative value in considering the applicability of (i)(12) to proposals concerning discrimination in employment.

We also note the language quoted by the Company from the 1983 Release:

> [A]n appropriate response to counter the abuse . . . by certain proponents who make *minor changes* in proposals each year . . . . [Emphasis supplied.]

All of the letters cited by the Company on pages 4-6 are of the minor change variety. Indeed, this is readily apparent simply by reading the Company's own description of the letters. Thus, in addition to the pig crate proposals (*Tyson Foods, Inc*.), in *Pfizer Inc* both proposals concerned political and lobbying expenditures; in *Ford Motor Co.* both proposals requested reports on political spending, as did the proposals in *Bank of America Corp* (Dec. 32, 2008), *Comcast Corp* and *Google, Inc.*; while in *Medtronic Inc*. and *Bank of America* (Feb 25, 2005) each concerned two proposals designed to halt/discourage certain charitable contributions by the registrant. In *Dow Jones &Co., Inc*. each proposal requested disclosure of the process used by the registrant in deciding on making charitable contributions. Similarly, *Abbott Laboratories* and *Barr Pharmaceuticals, Inc*. each concerned two proposals to cease (or reduce) animal testing of products and *Bristol-Myers Squibb Co* involved two proposals on price restraint concerning the registrant's drugs. *Saks Inc*. involved two proposals on establishing labor standards. In *Exxon Mobil Corp* (March 23, 2012) each proposal concerned water use while *Exxon Mobil Corp* (Mar. 7, 2013) involved several proposals each dealing with climate risk. Finally, *General Motors Corp*. concerned two proposals on use of slave labor in China.

In each of the above letters, there was, at most, a *minor change* in the subsequent proposal. In contrast, proposals dealing with disclosure of EEO-1 type data have not been deemed to be substantially the same as other proposals concerning possible discrimination in the registrant's work force. *Wal-Mart Stores, Inc.* (April 3, 2002); *Wal-Mart Stores, Inc*. (April 11, 2000). See also *Christ-Craft Industries* (February 12, 1997). In each of the *Wal-Mart* letters, the question was whether a request for EEO-1 data was substantially the same as a request for "glass ceiling" data. In each instance the Staff replied that the two proposals were not substantially the same. *A fortiori*, a request for EEO-1 data is not substantially the same as a request that the registrant adopt general ant-discrimination policies.

The Company's attempt to distinguish the *Wal-Mart* decisions is wholly without merit. Both proposals asked for data on employee groups at Wal-Mart. Nor was the "Glass ceiling" proposal restricted to the "top one hundred or one percent" of the workforce. That was only one of the four "asks" in the proposal. The other asks were more generic, including requesting "company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs". In short, such a proposal would seem similar to the anti-discrimination requests in the 2016 proposal submitted to GE. Consequently, the Proponent's request for EEO data, like the 2002 request for EEO data made to Wal-Mart, does not cover substantially the same subject matter as the prior proposal.

Furthermore, even the purported parallels listed on page 7-8 of GE's letter do not hold water. The Proponent's shareholder proposal asks for data on Arabs and non-Arabs. The earlier proposal referred to "underrepresented employee groups". This could include such Israeli groups as the Druze, Christians of varying denominations (Roman Catholic, Eastern Orthodox, Armenian), Ethiopian Jews (who are not recognized as such by the Orthodox Jews), non-Orthodox Jews, Cirassians (non-Arab Muslims) etc. Consequently, the two proposals are NOT parallel. Furthermore, since the remaining purported parallels are merely references to "fair employment" and a desire for peace in the Holy Land, such generic aspirations for societal goods can hardly be deemed to show that the two proposals cover substantially the same subject matter.

Finally, we call the Staff's attention to the four Staff letters mentioned in footnote 1 (page 9) of the Company's letter.

For all of the foregoing reasons, we believe that the Company has failed to carry its burden of proving that the Proponent's shareholder proposal covers substantially the same subject matter as the 2016 proposal.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Ronald O. Mueller
Fr. Sean McManus

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 12, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareholder Proposal of Holy Land Principles, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that General Electric Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Holy Land Principles, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2017 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> THEREFORE, BE IT RESOLVED that the shareholders request General Electric to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2016 and 2015 proxy materials, respectively, and the more recently submitted of those proposals did not receive the support necessary for resubmission. As demonstrated below, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken in determining whether a proposal may be excludable pursuant to Rule 14a-8(i)(12). Therefore, consistent with this standard, even though the Proposal requests different specific actions than those contemplated by the previous proposals, the Proposal is excludable because it shares the previous proposals' focus on improving Palestine-Israel relations through promulgation of fair employment practices in the area.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Two Previously Submitted Proposals, And The More Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained that this revision to the standard applied under the rule responded to commenters who viewed it as:

> [A]n appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982), in which the Commission stated that Rule 14a-8 "was not designed to burden the proxy solicitation process by requiring the inclusion of such proposals." In the release adopting this change, the Commission explained the application of the standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their requested actions be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. *See Pfizer Inc.* (avail. Jan. 9, 2013) (concurring that a proposal seeking disclosure of the company's lobbying policies and expenditures was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as prior proposals seeking disclosure of contributions to political campaigns, political parties and attempts to influence legislation); *Ford Motor Co.* (avail. Feb. 10, 2012) (concurring that a proposal requesting a semi-annual report on the company's political contributions and the policies, procedures and participants involved in making such contribution was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as four prior proposals requiring reports providing details on political spending); *Bank of America Corp.* (avail. Dec. 22, 2008) (concurring that a proposal requesting a semi-annual report containing detailed information relating to political contributions and expenditures was excludable under Rule 14a-8(i)(12) because the proposal "clearly share[d] identical substantive concerns" with prior proposals requesting the annual publication of a broad and detailed statement of political contributions made by the company, despite the fact that "the specific language or actions proposed in each deal[t] with those concerns in a slightly different manner"); *Comcast Corp.* (avail. Feb. 5, 2008) (concurring that a proposal requesting that the company provide a semi-annual report disclosing the company's political contributions and expenditures and related policies for such contributions and expenditures was excludable under Rule 14a-8(i)(12) as it dealt with substantially the same subject matter as prior proposals requesting the company to publish a detailed statement of each contribution made by the company in respect of a political campaign, political party, referendum or citizens' initiative, even though one proposal contemplated the inclusion of slightly different information in the report than the other proposal).

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See, e.g.*, *Tyson Foods, Inc.* (avail. Oct. 22, 2010) (concurring that a proposal requesting a report detailing the company's progress on withdrawing from purchasing pigs that were bred using gestation crates was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring that a proposal requesting a report on the feasibility of using non-animal methods was excludable as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods); *Medtronic Inc.* (avail. June 2, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Barr Pharmaceuticals, Inc.* (avail. Sep. 25, 2006) (concurring that a proposal requesting adoption of an animal welfare policy to reduce the number of research animals and implement acceptable standards of care was excludable because it was substantially similar to a prior proposal requesting that the company commit to non-animal testing methods and petition government agencies to accept the results of such tests).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. In particular, it does not matter if one proposal requests a change in policy while the other proposal requests a report on the same underlying subject matter. Similar to the *Tyson Foods* and *Abbott Laboratories* precedents cited above, in *Google Inc.* (avail. Mar. 6, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(12) of a proposal requesting that the company provide a semi-annual report on the company's website disclosing the company's political contributions and expenditures as well as its policies and procedures related to such expenditures. An earlier proposal requested that the company hold an annual advisory shareholder vote on political contributions with each such proposal disclosing the company's political contributions along with an analysis of the congruency of these political expenditures and policies with company values. Despite the difference in requested course of action, the Staff concurred that both proposals dealt with substantially the same subject matter—political contributions by the company—and that the subsequent proposal was therefore excludable under Rule 14a-8(i)(12). *See also Saks Inc*. (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (concurring that a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) when they share the same underlying issue even if the proposals differ in scope from the prior proposals to which they have been compared. In *Exxon Mobil Corp.* (avail. Mar. 7, 2013), for example, the Staff permitted the exclusion pursuant to

Rule 14a-8(i)(12)(iii) of a shareholder proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to shareholders because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change. *See also Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc*. (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials two shareholder proposals regarding the Company's employment practices in Palestine-Israel.

- The Company included in its 2016 proxy materials, filed with the SEC on March 14, 2016 (the "2016 Proposal," attached as Exhibit B), a shareholder proposal from Cardinal Resources Inc. describing in its resolved clauses a series of principles relating to equal opportunity employment for corporations doing business in Palestine-Israel (the "Holy Land Principles") and requesting that the Company's Board of Directors "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles."

- The Company included in its 2015 proxy materials, filed with the SEC on March 10, 2015 (the "2015 Proposal," attached as Exhibit C), a shareholder proposal from Cardinal Resources Inc. that was identical to the 2016 Proposal.

The Proposal, in raising concern over the Company's employment practices in the Palestine-Israel region, deals with substantially the same subject matter as each of the 2016 Proposal and the 2015 Proposal (collectively, the "Previous Proposals"). Although the Proposal requests the Company to take different actions than those set forth in the Previous

Proposals, the express language of the Proposal and the Previous Proposals as well as their supporting statements demonstrate that they address substantially the same substantive concern. For example:

Proposal	2016 Proposal	2015 Proposal
The resolved clause of the Proposal and the Previous Proposals all request that the Company take actions relating to its employment practices, which include reporting on the racial and ethnic diversity of employees in Palestine-Israel.		
The resolved clause of the Proposal requests that the Company issue a report on its Palestine-Israel employees, thereby "***identifying the number who are Arab and non-Arab*** broken down by the nine EEO-1 job categories for each of the past three years."	The 2016 Proposal lists out the Holy Land Principles, which include "***identify[ing] underrepresented employee groups***" and "*appoint[ing] staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles*."	The 2015 Proposal lists out the Holy Land Principles, which include "***identify[ing] underrepresented employee groups***" and "*appoint[ing] staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles*."
The supporting statement of the Proposal identifies goals of the Proposal that are substantially similar to those expressed by the proponents of the Previous Proposals, namely the achievement of "a lasting peace" in Palestine-Israel that is supported by fair employment practices.		
The Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***— requires fairness in all aspects of society," adding, "we believe it is possible at this time to achieve greater ***fairness in employment practices***."	The 2016 Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***— encourages us to a promote a means for establishing justice and equality," adding that "***fair employment*** should be the hallmark of any American company at home or abroad and is a requisite for any just society."	The 2015 Proposal's supporting statement notes that "***achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians***— encourages us to a promote a means for establishing justice and equality," adding that "***fair employment*** should be the hallmark of any American company at home or abroad and is a requisite for any just society."

Proposal	2016 Proposal	2015 Proposal
Each supporting statement in the Proposal and the Previous Proposals reiterates that taking the requested actions will reflect the Company's commitment to equal employment opportunities.		
The supporting statement of the Proposal asserts that publishing the requested report will "***demonstrate that General Electric practices fair employment in the Holy Land***."	The supporting statement of the 2016 Proposal asserts that taking the requested actions will "***demonstrate concern for human rights and equality of opportunity in its international operations.***"	The supporting statement of the 2015 Proposal asserts that taking the requested actions will ***"demonstrate concern for human rights and equality of opportunity in its international operations.***"

As illustrated above, the substantive concerns underlying the Proposal and the Previous Proposals are the same because each of the proposals describes employment initiatives that the proponents believe the Company should undertake in order to address equal workplace opportunities for Israeli and Palestinian employees and promote peaceable relations in the region. Therefore, the Proposal is excludable under Rule 14a-8(i)(12)(ii).

Moreover, even where proposals request reports or other proposed actions that differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated above, although the specific language in the Previous Proposals and the Proposal may differ, each proposal addresses the same substantive concern—reporting to shareholders on the Company's employment practices in the Palestine-Israel region as a means to address conflict in the region. In this regard, the similarity between the Proposal and the Previous Proposals is distinguishable from instances where the Staff declined to grant no-action relief under Rule 14a-8(i)(12) where the actions and concerns addressed in past proposals were sufficiently different. For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff considered a proposal requesting that the company produce a report identifying employees by sex and race across the nine EEO-1 job categories, a summary of affirmative action policies and programs to improve performance, a summary of policies and programs aimed at increasing the number of female and minority managers, and a description of the company's efforts to publicize its affirmative action policies and programs to its merchandise suppliers and service providers. Although the Staff did not state its reasons for declining to concur in the exclusion of the proposal, presumably the Staff reached its decision based on the fact that, while the 2002 proposal bore substantial similarity to a proposal published in the company's 1995 proxy materials, it was not substantially similar to two proposals submitted in 1999 and 2000. In contrast to the 2002 proposal, which addressed diversity issues at all employment levels, two virtually identical proposals submitted in 1999 and 2000 focused on diversity issues at the senior executive level. There, the whereas clauses focused exclusively on the publication of the Glass Ceiling Initiative Report and the lack of diversity in senior-level management and executive positions, stating specifically that "top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive." The 1999 and 2000 proposals requested that the company publish employment statistics relating to "the top one hundred or one percent of company wage earners," and asked the company to report on its plans to address the Glass Ceiling Commission Report through its executive compensation, executive performance evaluation and other management programs and policies. Accordingly, the Staff also reached the same conclusion in *Wal-Mart Stores, Inc.* (avail. Apr. 11, 2000), when the company had requested exclusion of the 2000 proposal in relation to the 1999 and 1995 proposals.[1]

The facts of the *Wal-Mart* precedents are distinguishable from those in the instant case because the *Wal-Mart* proposals involved disparate employment issues. Two of the proposals focused on company efforts to increase diversity at the executive level, requesting reporting on employment statistics at such level and discussion of the company's efforts to

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[1] *See also, Chevron Corp.* (avail. Feb. 29, 2000) (declining to concur in the exclusion of a proposal in light of the fact that "while the prior two proposals concerned substantially the same subject matter, the company's oil and gas drilling operations in the Arctic National Wildlife Refuge, the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation"); *Loews Corp. (Christian Brothers Investment Services, Inc.)* (avail. Feb. 22, 1999) (declining to concur in the exclusion of a proposal requesting that the company tie executive compensation to success in reducing teen consumption of company tobacco products, because a prior proposal requested the company to implement Food and Drug Administration regulations to reduce teen smoking without linking such efforts to executive compensation); *Chevron Corp.* (avail. Feb. 11, 1998) (declining to concur in the exclusion of a proposal requesting that the company implement a policy for disclosing amounts of toxic chemical compounds released from the company's refineries, the sources of such compounds, and methods for reducing their release, given that two prior proposals requested public access to facility information that would allow assessment of such facilities' environmental and safety hazards and related company policies, and that would also permit inspection of such facilities); *American Brands, Inc.* (avail. Jan. 6, 1995) (declining to concur in the exclusion of a proposal requesting that the company spin-off its tobacco business, as two prior proposals relating to tobacco use requested the Company to stop producing and marketing tobacco products altogether).

increase diversity through initiatives mainly focused on executive compensation, executive performance evaluations, mentorship and other opportunities for advancement up the corporate ladder. However, the two other proposals focused on the company's efforts to increase diversity at all employment levels, thus requesting a broader set of employment statistics, a more general discussion of policies aimed at improving job performance and increasing diversity among managers, as well as a discussion of how the company publicizes such efforts to third-party suppliers. By contrast, the Proposal and the Previous Proposals all request that the Company take specific actions aimed at a common underlying concern regarding U.S. company employment practices in the context of relations in Palestine-Israel. Therefore, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

C. The Shareholder Proposal Included In The Company's 2016 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 29, 2016, which states the voting results for the Company's 2016 Annual Meeting of Shareholders and is attached as Exhibit D, the 2016 Proposal received 3.62% of the votes cast at the Company's 2016 Annual Meeting of Shareholders.[2] Thus, the vote on the 2016 Proposal failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2016 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

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[2] The 2016 Proposal received 4,956,716,071 "against" votes and 186,342,696 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Executive Counsel, Corporate, Securities & Finance, at (617) 443-2920.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.

EXHIBIT A

Dear Mr. Dimitrief,
Please find attached in one .PDF a letter from Holy Land Principles, Inc.
withdrawing the Shareholder Proposal and letter dated June 22, 2016, and attached is the USPS Tracking receipt verifying that GE received the Proposal today, June 23, 2016.

Kindly acknowledge receipt of this email and the withdrawal of the Resolution and letter dated June 22, 2016.

Thank you,
Barbara Flaherty

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. BOX 15128 Capitol Hill
Tel. 202-544-0568; 202-488-0107
FISMA & OMB Memorandum M-07-16
Fax. 202-488-7537
Barbara@irishnationalcaucus.org

Rec'd 6-23-16

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Mr. Alex Dimitrief
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT

June 22, 2016

Dear Mr. Dimitrief,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth of General Electric Company shares that were purchased 05/20/2015, and have been continuously owned.

We are informing Intel Corporation that we will offer the enclosed Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of General Electric Company shares from 05/20/2015 will follow.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these General Electric shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should General Electric Company decide to implement this Proposal, we will withdraw it.

Please feel free to contact us at 202-488-0107 if you have questions on this matter.

Sincerely,

Fr. Sean Mc Manus
Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Holy Land Principles, Inc.'s Resolution

BREAKDOWN OF GENERAL ELECTRIC'S WORKFORCE IN ISRAEL-PALESTINE

(Holy Land Principles Inc.'s Proposal)

WHEREAS, General Electric Company has operations in Israel-Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for Intel to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request General Electric to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that General Electric Company benefits by disclosing the requested breakdown of its workforce to demonstrate that General Electric practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Holy Land Principles, Inc.

American principles following American investment

President: Fr. Sean Mc Manus • Executive Vice President: Barbara J Flaherty

Mr. Alex Dimitrief
Corporate Secaretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

June 23, 2016

SENT VIA USPS OVERNIGHT EXPRESS MAIL AND EMAIL

Dear Mr. Dimitrief,

This is to inform the General Electric Company that Holy Land Principles, Inc. withdraws its Letter dated June 22, 2016 and Holy Land Principles, Inc.'s Resolution that was mailed on June 22, 2016 for inclusion in the 2017 General Electric Proxy Statement. The Proposal was received by General Electric on June 23, 2016 (signed for by E. Muniz at 8:21 a.m.; a copy of USPS Tracking is included).

Thank you for facilitating the withdrawal of the Holy Land Principles, Inc.'s Letter and Proposal dated June 22, 2016.

Please acknowledge receipt of this letter and the withdrawal of the Resolution.

Sincerely,

Barbara J. Flaherty
Executive Vice President

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Page 17 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Brian Sandstrom
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2671
F (203) 373-3079

brian.sandstrom@ge.com

June 24, 2016

VIA OVERNIGHT MAIL AND EMAIL

Fr. Sean McManus
Ms. Barbara Flaherty
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20003-0849

Dear Fr. McManus and Ms. Flaherty:

I am writing on behalf of General Electric Company (the "Company"), to acknowledge receipt of (i) your proposal on behalf of Holy Land Principles, Inc., which we received on June 23, 2016, and (ii) the subsequent withdrawal of your proposal, which we received by email earlier today.

We acknowledge your withdrawal of the proposal submitted by Holy Land Principles, Inc. and will not include it in the Company's proxy for the 2017 annual meeting. If you have any questions with respect to the foregoing, please contact me at (203) 373-2671.

Sincerely,

Brian Sandstrom
Executive Counsel
Corporate, Securities & Finance

Page 19 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus ◇ Executive Vice President, Barbara J. Flaherty

Mr. Alex Dimitrief
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

June 28, 2016

SENT VIA USPS EXPRESS OVERNIGHT MAIL AND EMAIL

Dear Mr. Dimitrief,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth of General Electric Company shares that were purchased 05/20/2015, and have been continuously owned.

We are informing General Electric Company that we offer the enclosed, **amended** Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed **amended** Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in General Electric Company's 2017 proxy statement.

A letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of General Electric Company shares from 05/20/2015 will follow.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these General Electric shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should General Electric Company decide to implement this Proposal, we will withdraw it.

Please feel free to contact us at 202-488-0107 if you have questions on this matter.

Sincerely,

Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Holy Land Principles, Inc.'s Resolution

American Principles Following American Investment

BREAKDOWN OF GENERAL ELECTRIC COMPANY'S WORKFORCE IN ISRAEL/PALESTINE

WHEREAS, **General Electric** Company has operations in Israel/Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for **General Electric** to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request **General Electric** to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that the **General Electric Company** benefits by disclosing requested breakdown of its workforce to demonstrate that **General Electric** practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Mr. Alex Dimitrief
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 6828

July 5, 2016

Dear Mr. Dimitrief,

We have included the Wells Fargo verification of assets letter to complete the required documents for the filing of Holy Land Principles, Inc.'s Corning, Incorporated Resolution.

Please acknowledge receipt of this letter.

Respectfully,

Barbara J. Flaherty

Barbara J. Flaherty

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

WELLS FARGO ADVISORS

Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
Saint Louis, MO 63103

July 5, 2016

Holy Land Principles, Incorporated
Attn: Sean McManus
608 3rd Street Southwest
Washington DC 20024-3102

Dear Mr. McManus:

I am writing in response to your request regarding your investment account, number ending in ***FISMA & OMB Memorandum M-07-16***

Please see below the cost basis for the pertinent stock in question that is held in the above-mentioned account:

Number of Shares	Description	Purchase Date	Original Cost Basis	Current Total Value as of the Close of Business on July 1, 2016
105	General Electric Company	5/20/2015	$2,991.85	$4,566.05
40	General Electric Company	9/11/2015	$995.00	

Also, please note that the above-mentioned stock has been continuously held in the account from the time of purchase to date. If you have any questions or concerns, please feel free to contact our Client Services Team. You can reach one of our specialists at 800-359-9297, weekdays from 8 a.m. to 10 p.m. and Saturdays from 8 a.m. to 5 p.m., ET.

Sincerely,

Phalanda McMath

Phalanda McMath
Field Services – Inquiries

EXHIBIT B

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman — Proposal 2

Your Board recommends a vote AGAINST proposal no. 2.

OUR LEAD DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP. Our lead director, John J. Brennan, the former chairman of the board and chief executive officer of The Vanguard Group, leads meetings of the independent directors and regularly meets with the chairman for discussion of matters arising from these meetings, calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also makes himself available for consultation and direct communication with the company's major shareowners.

THE CURRENT LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR GE. The Board believes that GE's corporate governance policies and practices combined with the strength of our independent directors serve to minimize any potential conflicts that may result from combining the roles of CEO and chairman. The Board currently believes that the existing structure is the best way to efficiently and effectively protect and enhance our long-term success and shareowner value, and it will continue to monitor the appropriateness of this structure as it does with all governance issues. In the view of the Board, splitting the roles of chair and CEO would have the consequence of making our management and governance processes less effective than they are today through undesirable duplication of work and, in the worst case, lead to a blurring of the clear lines of accountability and responsibility, without any proven offsetting benefits. Moreover, 70% of the companies in the Dow 30 currently maintain combined chair and CEO positions. In addition, according to the 2015 Spencer Stuart Board Index, 71% of companies in the S&P 500 do not have an independent board chairman.

THE BOARD REGULARLY REVIEWS AND ASSESSES OUR BOARD LEADERSHIP STRUCTURE. Based on its most recent review, the Board believes that our current structure, in which our CEO also serves as the chairman of the Board and an independent lead director is appointed by the independent directors on the Board, remains appropriate for the company, as it allows one person to speak for and lead the company and Board while also providing for effective oversight and governance by an independent board through the independent lead director. Therefore, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 3—Holy Land Principles

Holy Land Principles, Inc. has informed us that it intends to submit the following proposal on behalf of Cardinal Resources Inc. at this year's meeting:

HOLY LAND PRINCIPLES GE RESOLUTION

WHEREAS, GE Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that GE Company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Your Board recommends a vote AGAINST proposal no. 3.

GE ALREADY HAS A WORLDWIDE EQUAL EMPLOYMENT POLICY THAT ADDRESSES THE CONCERNS OF THE PROPOSAL. The Board agrees that GE benefits by hiring from the widest available talent pool and that an employee's ability to do his or her job should be the primary consideration in hiring and promotion decisions, which is why GE's policy and practice in Israel and worldwide is to provide equal opportunity employment without regard to national, racial, ethnic or religious identity. We believe diversity is essential to our innovation and success because it allows us to tap the different experiences and talents of engineers, scientists, teachers, leaders and other professionals to help GE make the world work better. We are committed to employing a diverse workforce throughout the world and to providing all employees with opportunities to reach their growth potential and contribute to the progress of the communities we serve. Our diversity programs are a competitive advantage in the global marketplace, and our approach continues to earn top recognition from leading publications and organizations, including *Diversity Journal*, *Working Mother*, *Equal Opportunity*, *Minority Engineer* and *Diversity MBA* magazines.

GE'S OPERATIONS IN ISRAEL SUBSTANTIVELY COMPLY WITH THE PRACTICES OUTLINED IN THE PROPOSAL, AND ITS ADOPTION WOULD ONLY LEAD TO INCREASED BUREAUCRACY. Through our commitment to diversity and established equal employment opportunity programs described above, our operations in Israel substantively comply with the practices outlined in the Holy Land Principles. GE is a company with global operations, and regional or country-level diversity commitments that are not compelled by law would be inconsistent with our operating and growth plans. Our policies need to be applied throughout the world in which GE operates. We believe the adoption and implementation of the Holy Land Principles is unnecessary and burdensome, and, as a result, not in the best interests of the company, its shareowners or its employees in Israel. Accordingly, we do not believe adoption of the policy requested in this shareowner proposal is necessary, and the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 4—Cumulative Voting

Martin Harangozo has informed us that he intends to submit the following proposal at this year's meeting:

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

EXHIBIT C

Shareowner Proposal No. 4 — Holy Land Principles

Holy Land Principles, Inc. has informed us that it intends to submit the following proposal on behalf of Cardinal Resources Inc. at this year's meeting:

PALESTINE-ISRAEL — HOLY LAND PRINCIPLES

WHEREAS, General Electric Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land — with security for Israel and justice for Palestinians — encourages us to promote means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles, Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

We believe that General Electric Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles — which are both pro-Jewish and pro-Palestinian — will demonstrate General Electric Corporation's concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns

Your Board recommends a vote AGAINST this proposal.

GE IS COMMITTED TO PROVIDING EQUAL OPPORTUNITY EMPLOYMENT AND EMPLOYING A DIVERSE WORKFORCE THROUGHOUT THE WORLD. The Board agrees that GE benefits by hiring from the widest available talent pool and that an employee's ability to do his or her job should be the primary consideration in hiring and promotion decisions, which is why GE's policy and practice in Israel and worldwide is to provide equal opportunity employment without regard to national, racial, ethnic or religious identity. We believe diversity is essential to our innovation and success because it allows us to tap the different experiences and talents of engineers, scientists, teachers, leaders and other doers to help GE make the world work better. We are committed to employing a diverse workforce throughout the world and to providing all employees with opportunities to reach their growth potential and contribute to the progress of the communities we serve. Our diversity programs are a competitive advantage in the global marketplace, and our approach continues to earn top recognition from leading publications and organizations, including *Diversity Journal*, *Working Mother*, *Equal Opportunity*, *Minority Engineer* and *Diversity MBA* magazines.

GE'S OPERATIONS IN ISRAEL SUBSTANTIVELY COMPLY WITH THE PRACTICES OUTLINED IN THE PROPOSAL. Through its commitment to diversity and the established equal employment opportunity programs described above, GE's operations in Israel substantially comply with the practices outlined in the Holy Land Principles. GE is a company with global operations, and regional or country-level diversity commitments that are not compelled by law would be inconsistent with our operating and growth plans. We believe our policies work best when they can be applied throughout the world in which GE operates. In light of our existing practices and policies, we view the adoption and implementation of the Holy Land Principles as unnecessary and burdensome, and, as a result, not in the best interests of the company, its shareowners or its employees in Israel. Accordingly, the Board recommends a vote AGAINST this proposal.

GIBSON DUNN

EXHIBIT D

8-K 1 ge8k04292016.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 27, 2016**

General Electric Company
(Exact name of registrant as specified in its charter)

New York	**001-00035**	**14-0689340**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	06828-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

(1)

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) General Electric Company (the "Company") held its annual meeting of shareowners on April 27, 2016.

(b) The shareowners elected all of the Company's nominees for director; approved our named executives' compensation; and ratified the appointment of KPMG LLP as the Company's independent auditor for 2016. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors

		Shares For	Shares Against	Shares Abstain	Non-Votes
1.	Sebastien M. Bazin	5,270,947,035	195,586,914	23,369,395	1,616,868,013
2.	W. Geoffrey Beattie	5,368,602,035	98,604,157	22,697,152	1,616,868,013
3.	John J. Brennan	5,300,870,792	161,791,553	27,240,999	1,616,868,013
4.	Francisco D'Souza	5,405,978,192	61,137,541	22,787,611	1,616,868,013
5.	Marjin E. Dekkers	5,330,416,725	136,752,865	22,733,754	1,616,868,013
6.	Peter B. Henry	5,398,616,176	68,229,103	23,058,065	1,616,868,013
7.	Susan J. Hockfield	5,389,124,559	76,225,608	24,553,177	1,616,868,013
8.	Jeffrey R. Immelt	5,217,226,634	232,825,232	39,851,478	1,616,868,013
9.	Andrea Jung	5,068,103,264	395,389,855	26,410,225	1,616,868,013
10.	Robert W. Lane	5,309,850,237	157,821,606	22,231,501	1,616,868,013
11.	Rochelle B. Lazarus	5,331,459,936	133,550,830	24,892,578	1,616,868,013
12.	Lowell C. McAdam	5,401,586,210	66,105,271	22,211,863	1,616,868,013
13.	James J. Mulva	5,401,698,138	64,705,032	23,500,174	1,616,868,013
14.	James E. Rohr	5,366,337,979	100,007,180	23,558,185	1,616,868,013
15.	Mary L. Schapiro	5,402,742,707	66,552,197	20,608,440	1,616,868,013
16.	James S. Tisch	5,279,505,053	183,476,461	26,921,830	1,616,868,013

B. Management Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Advisory Approval of Our Named Executives' Compensation	5,136,161,050	304,481,638	49,260,656	1,616,868,013
2. Ratification of KPMG as Independent Auditor for 2016	6,693,152,485	197,527,685	216,091,187	0

C. Shareowner Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Lobbying Report	1,268,396,066	3,874,544,278	346,963,000	1,616,868,013
2. Independent Chair	1,269,157,157	4,170,890,907	49,855,280	1,616,868,013
3. Holy Land Principles	186,342,696	4,956,716,071	346,844,577	1,616,868,013
4. Cumulative Voting	594,318,272	4,837,406,491	58,178,581	1,616,868,013
5. Performance-based Options	363,742,455	5,071,422,583	54,738,306	1,616,868,013
6. Human Rights Report	139,190,320	4,878,574,230	472,138,794	1,616,868,013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 29, 2016

/s/ Christoph A. Pereira
Christoph A. Pereira

Vice President, Chief Corporate,
Securities and Finance Counsel

(3)